Shareholder Memo

There are at least 2 reasons to vote against the special meeting ratification proposal in the upcoming 2018 proxy – the do-nothing proposal.
It calls for EBAY management to do nothing in regard to the current special meeting provisions.

This defensive ratification proposal is a waste of shareholder money.
If this ratification proposal was not on the ballot EBAY shareholders would not lose the provisions called for in its defensive ratification proposal.

The real purpose of the defensive ratification proposal is to prevent shareholders from voting on a shareholder proposal that was submitted first to make it more practical for shareholders to call a special meeting. A similar shareholder proposal won 94% shareholder support at Nuance Communications (NUAN) in February 2018.

This is the defensive EBAY no-action request to prevent EBAY shareholders from voting on the shareholder proposal:
eBay Inc. (February 26, 2018)
https://www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2018/cheveddenebay022618-14a-8.pdf

EBAY should advise how much shareholder money was spent on this defensive no-action request by a big law firm – to see if it is a 5-figure sum.

EBAY previously adopted an ownership threshold of 25% for shareholders to call a special meeting – which can mean that more than 50% of shareholders must be contacted during a short time period to simply call a special meeting. It is an advantage for shareholders to have an ownership threshold of 10% as called for in the shareholder proposal that was submitted first before the EBAY do-nothing management proposal. Plus many shareholders who want a special meeting can make a small paperwork error that will disqualify their shares from counting toward the 10% threshold. And EBAY will watch the incoming paperwork like a hawk.

Thus the first reason to vote against the do-nothing ratification proposal is to support a more realistic ownership threshold which is less than the current 25%.

The second reason to vote against the do-nothing ratification proposal is to send a message to management that a one-sided management ratification proposal in support of doing nothing is no substitute for a shareholder proposal that gives shareholders the choice of making an improvement in the right of shareholders to call a special meeting.

If the shareholder proposal had been published in the 2018 proxy EBAY management could have even overwhelmed the shareholder proposal with 3-times as many words in opposition. (Apparently 3-to-1 was not enough of a home field advantage for EBAY management.)

With the ratification proposal replacing the shareholder proposal – shareholders can only read the one-sided management ratification text that is 100% in support of doing nothing.

It is an advantage for shareholders to have a choice and to read both sides of an issue.

Other companies will have copycat versions of the EBAY do-nothing proposal:
CF Industries Holdings, Inc.
Capital One Financial Corporation (COF)
JPMorgan Chase & Co. (JPM)
AES Corp (AES)

One can read the respective no-action requests for the above companies at:
Division of Corporation Finance
2018 No-Action Letters Issued Under Exchange Act Rule 14a-8
https://www.sec.gov/divisions/corpfin/cf-noaction/2018_14a-8.shtml

Vote against the Special Meeting Ratification Proposal
The Do-Nothing Proposal

John Chevedden
EBAY shareholder since 2010